CONFIDENTIAL	GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200 Fax (212) 224 7210
September 8, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	GLG Partners, Inc. Schedule TO-C Filed on August 23, 2010 File No. 005-82299
Ladies and Gentlemen:
     On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 1, 2010 from Evan S. Jacobson, Attorney-Advisor, Office of Mergers & Acquisitions, relating to the above-referenced Schedule TO-C (including the Exhibits thereto) filed on August 23, 2010 (the “Schedule TO”). The Company has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter a revised Schedule TO (including the Exhibits thereto) (the “Revised Schedule TO”) that reflects these and other revisions and generally updates the information contained therein. Where the Company has agreed to make requested revisions to its disclosures in the Revised Schedule TO, such agreement and any such revisions to disclosures made in such filing should not be taken as an admission that prior disclosures were in any way deficient.
     Set forth below are the Staff’s comments contained in Mr. Jacobson’s letter (in bold face type) followed by the Company’s responses.
     To the extent any response relates to information concerning any of Man Group plc, Escalator Sub 1 Inc., Man Principal Strategies Holdings LLC, Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust or Point Pleasant Ventures Ltd. (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.
Schedule TO-C
1.	Pursuant to the Merger Agreement, Man has agreed to ensure that, at the Effective Time, you have all funds necessary in connection with the Offer. Please advise Man that it should provide us with a legal analysis explaining why it is not a bidder that needs to file a Schedule TO-T. For guidance, refer to Section II.D.2 of the Current Issues and

Securities and Exchange Commission
September 8, 2010

Rulemaking Projects Outline (November 14, 2000). In addition, Man should provide us with an analysis explaining why it and Escalator Sub 1 Inc. are not affiliates engaged in the going private transaction. For guidance, refer to Question 201.06 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3.
     In response to the Staff’s comment, the Revised Schedule TO has been revised to include Man as a bidder for purposes of the tender offer rules and Man, Holdco and Merger Sub as filing persons for purposes of Rule 13e-3.
2.	Please provide us with your legal analysis as to why Messrs. Gottesman, Roman, and Lagrange, and their affiliated trusts, are not affiliates engaged in the going private transaction. For guidance, refer to Questions 201.05 and 201.06 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3. In the alternative, add each as a filing person. Each additional filing person may satisfy their filing obligation by making a joint filing with the company that contains both of their signatures and required disclosures. For guidance, refer to Question 101.02 and Interpretive Response 201.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3 and Section II.D.2. of the Current Issues Outline. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3 and Schedule TO-T. For example, but without limitation, include a statement as to whether each new filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
     In response to the Staff’s comment, the Revised Schedule TO has been revised to include the Principals as filing persons for purposes of Rule 13e-3. The Company believes that Messrs. Gottesman, Roman and Lagrange and their affiliated trusts and entities (collectively, the “Principals”) are not bidders for purposes of the tender offer rules because they did not play a significant role in initiating, structuring or negotiating the Offer, nor do they control the terms of the Offer. In addition, in view of the additional disclosure included with respect to the Principals pursuant to Rule 13e-3, the Company does not believe that any material additional information would be provided to Warrant holders by virtue of adding the Principals as bidders.
3.	When you file the Schedule TO-I, please ensure that EDGAR reflects the receipt of a Schedule 13E-3 for the going private transaction. Checking the going private transaction box on Schedule TO-I does not obviate the need to properly identify the filing with appropriate header tags.
     The Company confirms that when it files the Schedule TO-I, it will ensure that the EDGAR submission will include the appropriate header tags to identify the filing as a Schedule 13E-3 Transaction Statement for a going private transaction.
Exhibit 99(A)(1)(A): Offer to Purchase
Summary Term Sheet and Questions and Answers, page 1
4.	The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. The bullet points must cross-reference a more

Securities and Exchange Commission
September 8, 2010

detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A. Please revise.
     In response to the Staff’s comment, the “Summary Term Sheet and Questions and Answers” section of the Offer to Purchase has been revised as requested to describe briefly in bullet point format the most material terms of the proposed transaction, with each bullet point cross-referencing a more detailed discussion contained in the Offer to Purchase that will be disseminated to Warrant holders.
Special Factors, page 7
Background of the Transactions, page 7
5.	Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting regarding the Warrants. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 Warrant transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please file all relevant written materials as exhibits to the Schedule 13E-3.
     In response to the Staff’s comment, the “Special Factors—Background of the Transactions” section of the Offer to Purchase has been revised as requested to describe each relevant contact, meeting, or negotiation regarding the Warrants and the substance of such discussions or negotiations and any additional presentations, discussions or reports held with or presented by an outside party that is materially related to the Rule 13e-3 Warrant transaction, whether oral or written. However, the Company notes generally that the discussion of the Warrants among the parties was limited and secondary to the discussion of the merger and share exchange transactions as a whole. In addition, the Company confirms that there are no written presentations or reports that are required to be filed as exhibits to the Schedule 13E-3.
6.	Please revise the second paragraph on page 19 to provide more detailed disclosure regarding the special committee’s discussion of the treatment of the GLG Warrants. In addition, disclose the “nominal amount” that Man considered offering for the Warrants.
     In response to the Staff’s comment, the “Special Factors—Background of the Transactions” section of the Offer to Purchase has been revised as requested to provide further detail regarding the “nominal amount” that Man considered offering for the Warrants. As described in the revised disclosure, at the time of the May 14 special committee meeting, the nominal amount that Man was considering offering was

Securities and Exchange Commission
September 8, 2010

undetermined and Man had not yet made a decision as to whether they would make an offer for the Warrants.

7.	We note your disclosure on page 21 that the “GLG Board discussed the issue of the GLG Warrants, and concluded they would like all outstanding issues relating to the Warrants to be resolved by the time of execution of the Merger Agreement.” Please revise to provide a more detailed description of this discussion. In addition, discuss why your board of directors waited until after the special committee had already approved the transaction to discuss the Warrants.
     In response to the Staff’s comment, the “Special Factors—Background of the Transactions” section of the Offer to Purchase has been revised as requested to provide a more detailed description of the discussion of the GLG Board at the May 16, 2010 meeting.
8.	We note your disclosure in the third full paragraph on page 22 that your board of directors accepted Man’s request that you make a tender offer to purchase all outstanding GLG Warrants at a purchase price equal to the closing price of GLG’s Public Warrants on the last trading day prior to the signing of the Merger Agreement ($0.129 per Public Warrant on May 14, 2010). Please revise to provide a more detailed description of what your board of directors considered in evaluating Man’s request, and how it ultimately determined that the suggested payment per Warrant was sufficient without any further evaluation or negotiation.
     In response to the Staff’s comment, the “Special Factors—Background of the Transactions” section of the Offer to Purchase has been revised as requested to provide a more detailed description of the GLG Board’s considerations with respect to any decision by Man to request that GLG undertake a tender offer for the Warrants, and how it ultimately determined that the suggested payment per Warrant was sufficient.
Fairness of the Offer, page 35
9.	We note your statement in the opening paragraph of this section that your board of directors took “into account a number of factors, including the following material factors,” in support of its determination that the Offer is procedurally and substantively fair to unaffiliated Warrant holders. The quoted language suggests that you have not listed all of the factors considered, discussed, and adopted. Please revise to remove any implication that the factors listed are not all of the material factors considered, discussed, and adopted. See Item 1014(b) of Regulation M-A.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to remove any implication that the factors listed are not all of the material factors considered, discussed, and adopted by the GLG Board.

Securities and Exchange Commission
September 8, 2010

10.	Please revise the second, third, and fourth bullet points on page 35 to explain how the factors listed support your board of director’s conclusion regarding fairness to unaffiliated Warrant holders. See Item 1014(b) of Regulation M-A.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to explain how the factors listed in the second, third and fourth bullets points referenced above supported the GLG Board’s conclusion regarding fairness to unaffiliated Warrant holders.
11.	We note your disclosure in the first paragraph on page 36 that the Purchase Price represents a 2.75% premium over the 30 trading day average closing price of the Public Warrants ending on May 14, 2010, the last trading day prior to the public announcement of the Merger Agreement. Please revise to discuss why your board of directors determined that the 30 trading day average price was an appropriate benchmark, and to provide a more detailed discussion of how the Purchase Price compares to historical market prices for different periods. See Instruction 2(ii) to Item 1014 of Regulation M-A.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised to clarify that historical trading prices of the Warrants were not a relevant factor in the GLG Board’s evaluation of the fairness of the Offer to unaffiliated Warrant holders. Accordingly, the reference to such historical trading prices has been deleted.
12.	Please revise the second paragraph on page 36 to explain why your board of directors determined that the benefits of the Offer outweighed the costs and risks. See Item 1014(b) of Regulation M-A.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to explain why the GLG Board determined that the benefits of the Offer outweighed the costs and risks.
13.	Please revise the sixth paragraph on page 36 to clarify that the directors who were not Warrant holders that approved the Offer are members of your management that initiated the merger discussions and will continue with the company after the merger and related transactions have closed.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to clarify that the directors who were not Warrant holders that approved the Offer are members of our management that initiated the merger discussions and will continue with the Company after the merger and related transactions have closed.
14.	Please revise to discuss how your board of directors determined that the transaction was fair to unaffiliated Warrant holders, notwithstanding that, as disclosed on page 17,

Securities and Exchange Commission
September 8, 2010

the Special Committee, acting on behalf of the company, initially suggested to Man that it planned to value the warrants at zero, and, as disclosed on page 22, your board of directors accepted Man’s suggested price per Warrant without any further negotiation.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to discuss how the GLG Board determined that the transaction was fair to unaffiliated Warrant holders notwithstanding that the GLG Board did not directly negotiate with Man the price offered for the Warrants.
15.	Please revise to discuss how your board of directors determined that it was fair to offer each class of Warrants the same consideration.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised as requested to discuss how the GLG Board determined that it was fair to offer each class of Warrants the same consideration.
16.	The recommendation and analysis of your board of directors does not appear to address the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If applicable, your board of directors must explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of any other filing persons added in a future amendment.
     In response to the Staff’s comment, the “Special Factors—Fairness of the Offer” section of the Offer to Purchase has been revised to clarify that the GLG Board did not consider the net book value, going concern value, liquidation value of the Company or firm offers during the past two years, for the merger or consolidation of the Company, the sale of or transfer of all or substantially all of the Company’s assets or the purchase of the Company’s securities that would enable the holder to exercise control of the Company, other than the transactions contemplated by the Merger Agreement, due to the fact that while such valuation methodologies may be applicable to the valuation of the Company as a whole, they are not applicable to the valuation of the Warrants, because the warrants comprise a small portion of the Company’s capital stock and because by their contractual terms each Warrant would have the right to receive an amount equal to the cash merger consideration of $4.50 in the merger despite having a higher exercise price of $7.50.
Material U.S. Federal Income Tax Considerations, page 41
17.	Please move this section to the Special Factors section in the front of the offering document. See Rule 13e-3(e)(1)(ii).

Securities and Exchange Commission
September 8, 2010

     The Company respectfully notes that the “Material U.S. Federal Income Tax Considerations” section of the Offer to Purchase is already included as Section 5 of the “Special Factors” section.
The Offer, page 43
Procedures for Tendering Warrants, page 43
18.	The first sentence of the first paragraph on page 46 states that a tender of Warrants made pursuant to any method of delivery set forth in the Offer to Purchase will constitute an acknowledgement by the tendering Warrant holder that such Warrant holder has read the Offer to Purchase. Please revise to delete this acknowledgement. Alternatively, revise your disclosure to include a legend in bold typeface that indicates you do not view the certification made by warrant holders that they have read the Offer to Purchase as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.
     In response to the Staff’s comment, the “The Offer—Procedures for Tendering Warrants” section of the Offer to Purchase has been revised as requested to delete the specified language.
19.	We note your statement in the second paragraph on page 46 that all questions as to the number of Warrants to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Warrants “will be determined by us, in our sole discretion, and our determination will be final and binding on all parties.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Make similar revisions to the seventh paragraph on page 47.
     In response to the Staff’s comment, the “The Offer—Procedures for Tendering Warrants” section of the Offer to Purchase has been revised as requested to add the qualification “except as finally determined in a subsequent judicial proceeding in a court of competent jurisdiction if our determinations are challenged by Warrant holders” at the end of the referenced statement.
Conditions of the Offer, page 48
20.	The first sentence of the last paragraph of this section states that each offer condition may be asserted “at any time and from time to time in [y]our discretion.” Please revise this statement to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “at any time and from time to time.” That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.

Securities and Exchange Commission
September 8, 2010

     The Company notes that the first sentence of the last paragraph of the “The Offer—Conditions of the Offer” section of the Offer to Purchase in the Schedule TO initially stated that the Offer conditions may be asserted or waived “until the Offer shall have expired, at any time and from time to time”. The sentence has been revised in the Revised Schedule TO to clarify that the Offer conditions may be asserted or waived “at any time and from time to time in our discretion until the Offer shall have expired or been terminated”.
21.	The second sentence of the final paragraph of this section discusses your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge, to an extent, in the final sentence of this paragraph, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language in the second sentence seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
     The Company confirms its understanding that: (i) when a condition is triggered and the Company decides to proceed with the Offer anyway, this decision constitutes a waiver of the triggered condition(s); (ii) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and re-circulate new disclosure to security holders; and (iii) the Company may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.
22.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
     The Company confirms its understanding that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company will inform holders of Warrants how it intends to proceed promptly, rather than wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Source and Amount of Funds, page 50
23.	Please revise to furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction including, but not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs. See Item 1007(c) of Regulation M-A.

Securities and Exchange Commission
September 8, 2010

     In response to the Staff’s comment, the “The Offer—Fees and Expenses” section of the Offer to Purchase has been revised as requested to furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction.
Historical Summary Financial Data, page 53
24.	We note your statement on page 53 that “the following summary is qualified in its entirety by reference to the 2009 10-K, the June 30 10-Q and other documents and all of the financial information and notes contained in those documents.” Please revise to eliminate the suggestion that the summary provided is not materially complete and to specify what is meant by “other documents.”
     In response to the Staff’s comment, the “The Offer—Historical Summary Financial Data” section of the Offer to Purchase has been revised as requested to eliminate the suggestion that the summary provided is not materially complete, and to delete the reference to “other documents”.
* * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     As requested, enclosed herewith are acknowledgements to the same effect set forth in the preceding sentence from the Filing Persons.
     We are also delivering to Evan Jacobson and Nicholas Panos of the Staff courtesy copies of (i) the Revised Schedule TO, marked to show changes from the Schedule TO, and (ii) this response letter.

Securities and Exchange Commission
September 8, 2010

     Please telephone Allen Miller at (212) 408-5454, Marc Alpert at (212) 408-5491 or Sey-Hyo Lee at (212) 408-5122 of Chadbourne & Parke LLP if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Allen Miller at (646) 710-5454, Marc Alpert at (646) 710-5491 or Sey-Hyo Lee at (646) 710-5122.

Very truly yours,
/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

Enclosures VIA EDGAR AND HAND DELIVERY

cc:	Evan Jacobson Nicholas Panos

September 8, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc. Schedule TO-C Filed on August 23, 2010 File No. 005-82299
Ladies and Gentlemen:
     On behalf of the undersigned (each, a “Filing Person,” and collectively, the “Filing Persons”), this letter is being provided at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 1, 2010 (the “Comment Letter”) from Evan S. Jacobson, Attorney-Advisor, Office of Mergers & Acquisitions, relating to the above-referenced Schedule TO-C filed on August 23, 2010 (the “Schedule TO”).
     In connection with the filing by GLG Partners, Inc. and the Filing Persons of a revised Schedule TO, which is to be filed with the SEC concurrently with this letter, each Filing Person, solely for and on behalf of itself or himself, confirms that:
•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule TO; and

•	each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
[Signatures follow]

Dated: September 8, 2010

NOAM GOTTESMAN
/s/ Noam Gottesman

Dated: September 8, 2010

EMMANUEL ROMAN
/s/ Emmanuel Roman

Dated: September 8, 2010

PIERRE LAGRANGE
/s/ Pierre Lagrange

Dated: September 8, 2010

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: September 8, 2010

TOMS INTERNATIONAL LTD.
By:	/s/ Jeffrey A. Robins
	Name:	Jeffrey A. Robins
	Title:	Vice President and Assistant Secretary

Dated: September 8, 2010

/s/ Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

Dated: September 8, 2010

JACKSON HOLDING SERVICES INC.
By:	/s/ Jeffrey A. Robins
Name Jeffrey A. Robins
	Title:	Director

Dated: September 8, 2010

G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST
By:	/s/ Steven Robinson
	Name:	Steven Robinson
	Title:	Director

Dated: September 8, 2010

POINT PLEASANT VENTURES LTD.
By:	/s/ Steven Robinson
	Name:	Steven Robinson
	Title:	Director

September 8, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc. Schedule TO-C Filed on August 23, 2010 File No. 005-82299
Ladies and Gentlemen:
     On behalf of the undersigned (each, a “Filing Person,” and collectively, the “Filing Persons”), this letter is being provided at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 1, 2010 (the “Comment Letter”) from Evan S. Jacobson, Attorney-Advisor, Office of Mergers & Acquisitions, relating to the above-referenced Schedule TO-C filed on August 23, 2010 (the “Schedule TO”).
     In connection with the filing by GLG Partners, Inc. and the Filing Persons of a revised Schedule TO, which is to be filed with the SEC concurrently with this letter, each Filing Person, solely for and on behalf of itself, confirms that:
•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule TO; and

•	each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
[Signatures follow]

Dated: September 8, 2010

MAN GROUP PLC
By:	/s/ Kevin Hayes
	Name:	Kevin Hayes
	Title:	Finance Director

Dated: September 8, 2010

MAN PRINCIPAL STRATEGIES HOLDINGS LLC
By:	/s/ Orly Lax
	Name:	Orly Lax
	Title:	Vice President

Dated: September 8, 2010

ESCALATOR SUB 1 INC.
By:	/s/ Orly Lax
	Name:	Orly Lax
	Title:	Vice President